Exhibit 99.1

NICE Reports Record Revenues and EPS for the Fourth Quarter
and Full Year 2012

Company Announces Dividend Program

Ra’anana, Israel, February 13, 2013 - NICE Systems (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 non-GAAP Financial Highlights Include:
•	Record revenues of $240 million, up 12% year over year
•	Record operating income, up 19% year over year, and record operating margin of 19.8%
•	Record net income of $43.2 million, an increase of 15% compared to the fourth quarter 2011
•	Fully diluted earnings per share increased 17% to a record of $0.70
•	Record bookings resulting in book to bill substantially greater than 1

Full Year 2012 non-GAAP Financial Highlights Include:
•	Revenues of $892 million increased 12% compared to 2011
•	Operating income, up 14% year over year, and record operating margin of 19%
•	Net income increased 15% and earnings per share rose 18% compared to last year
•	Backlog at year end reached all-time high

“We are pleased to report record results for the fourth quarter and full year 2012. We ended the year with strong bookings, a record backlog and a healthy pipeline, and expect 2013 to be another year of profitable growth,” said Zeevi Bregman, President and CEO of NICE Systems.

Mr. Bregman continued, “Customer demand for our solutions that ensure compliance, improve financial results, achieve a better customer experience and safeguard people and assets, is stronger than ever. By leveraging our unique technology assets to further innovate, we have brought what we believe are some of the most advanced, real-time, analytic-based solutions in our industry to the market. These solutions are now, by far, the fastest growing part of our product portfolio and continue to become a bigger percentage of the overall product mix. We look forward to 2013, when we will continue to capitalize on our unique assets, including our innovative and broad product portfolio, domain expertise and large customer base.”

Dividend Program

The Company also announced that its Board of Directors has approved a dividend plan under which the company intends to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the Board. The Company expects the initial annual dividend to be $0.64 per share, or $0.16 per share quarterly. The first payment is expected to be in the second quarter of 2013.

Zeevi Bregman, President and Chief Executive Officer, NICE Systems commented, “The dividend plan reflects our confidence in the strength of our business and the sustainability of its strong cash generation. The payment of a quarterly cash dividend, in addition to our continued investments to support the company’s growth, along with acquisitions, adds another element to our commitment to bring long term value to our shareholders.”

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2012:

Revenues: Fourth quarter 2012 non-GAAP total revenues were a record $239.5 million, up 12.1% from $213.6 million for the Fourth quarter of 2011. Non-GAAP total revenues for the full year 2012 increased 11.9% to $892.3 million compared to $797.7 million for the full year 2011.

Gross Profit: Fourth quarter 2012 non-GAAP gross profit and non-GAAP gross margin were a record $162.2 million and 67.7%, respectively, compared to $141.7 million and 66.3%, respectively, for the Fourth quarter of 2011. Full year 2012 non-GAAP gross profit and non-GAAP gross margin increased to $590.0 million and 66.1%, respectively, compared to $522.1 million and 65.5%, respectively, for the same period last year.

Operating Income: Fourth quarter 2012 non-GAAP operating income and non-GAAP operating margin were a record $47.5 million and 19.8%, respectively, compared to $39.8 million and 18.6%, respectively, for the Fourth quarter of 2011. Full year 2012 non-GAAP operating income and non-GAAP operating margin increased to $169.7 million and 19.0%, respectively, compared to $148.9 million and 18.7%, respectively, for the full year 2011.

Net Income: Fourth quarter 2012 non-GAAP net income and non-GAAP net margin increased to $43.2 million and 18.0%, respectively, from $37.6 million and 17.6%, respectively, for the fourth quarter of 2011. Full year 2012 non-GAAP net income and non-GAAP net margin increased to $154.1 million and 17.3%, respectively, from $134.6 million and 16.9%, respectively, for the same period last year.

Fully Diluted Earnings Per Share: Fourth quarter 2012 non-GAAP fully diluted earnings per share increased to a record $0.70, up 16.7% compared to $0.60 for the fourth quarter of 2011. Full year 2012 non-GAAP fully diluted earnings per share increased to $2.48, up 18.1% from $2.10 for the full year 2011.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2012:

Revenues: Fourth quarter 2012 total revenues increased 11.3% to $237.7 million compared to $213.6 million for the fourth quarter of 2011. Full year 2012 total revenues increased 10.7% to $879.0 million compared to $793.8 million for the full year 2011.

Gross Profit: Fourth quarter 2012 gross profit and gross margin increased to $149.0 million and 62.7%, respectively, compared to $132.0 million and 61.8%, respectively, for the fourth quarter of 2011. Full year 2012 gross profit and gross margin were $527.8 million and 60.0%, respectively, compared with $486.5 million and 61.3%, respectively, for the same period last year.

Operating Income: Fourth quarter 2012 operating income and operating margin increased to $18.7 million and 7.9%, respectively, compared to $15.1 million and 7.1%, respectively, for the fourth quarter of 2011. Full year 2012 operating income and operating margin were $45.6 million and 5.2%, respectively, compared with $59.0 million and 7.4%, respectively, for the full year 2011.

Net Income: Fourth quarter 2012 net income and net margin increased to $32.1 million and 13.5%, respectively, compared to $15.2 million and 7.1%, respectively, for the fourth quarter of 2011. Full year 2012 net income and net margin increased to $67.9 million and 7.7%, respectively, compared to $57.3 million and 7.2%, respectively, for the full year 2011.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2012 increased to $0.52 compared to $0.24 for the fourth quarter of 2011. Fully diluted earnings per share for the full year 2012 increased to $1.09 compared to $0.89 for the full year 2011.

Operating Cash Flow and Cash Balance: Fourth quarter 2012 operating cash flow was $42.1 million. In the fourth quarter, approximately $14 million was used for share repurchases. As of December 31, 2012, total cash and cash equivalents, short term investments and marketable securities were $444.7 million, with no debt.

First Quarter and Full Year 2013 Guidance:

First Quarter 2013: First quarter 2013 non-GAAP total revenues are expected to be in a range of $220 million to $230 million. First quarter 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $0.57 to $0.62.

Full Year 2013: Full year 2013 non-GAAP total revenues are expected to be in a range of $940 million to $970 million. Full year 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $2.55 to $2.65.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 13, 2013 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 946 947 31.  Additional access numbers can be found at http http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 71003324.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, settlements and related expenses, certain business combination accounting entries and prior years tax provision release and tax adjustments re Non-GAAP adjustments . The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$100,160	$97,929	$369,381	$355,760
Services	137,525	115,693	509,631	438,071
Total revenue	237,685	213,622	879,012	793,831

Cost of revenue:
Product	29,257	31,127	122,917	116,256
Services	59,455	50,518	228,306	191,049
Total cost of revenue	88,712	81,645	351,223	307,305

Gross profit	148,973	131,977	527,789	486,526

Operating Expenses:
Research and development, net	32,477	29,307	121,387	109,127
Selling and marketing	65,049	54,103	230,162	199,044
General and administrative	24,485	27,032	96,134	95,650
Amortization of acquired intangible assets	8,226	6,415	32,590	23,677
Restructuring expenses	-	-	1,884	-
Total operating expenses	130,237	116,857	482,157	427,498

Operating income	18,736	15,120	45,632	59,028

Finance and other income, net*	2,133	3,167	8,268	10,621

Income before taxes on income	20,869	18,287	53,900	69,649
Taxes on income (tax benefit)*	(11,261)	3,042	(13,994)	12,386

Net income	$32,130	$15,245	$67,894	$57,263

Basic earnings per share	$0.53	$0.25	$1.11	$0.91

Diluted earnings per share	$0.52	$0.24	$1.09	$0.89

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,303	61,736	60,905	62,924
Diluted earnings per share	61,483	62,995	62,261	64,241

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2012	2011	2012	2011
GAAP revenues	$237,685	$213,622	$879,012	$793,831
Valuation adjustment on acquired deferred product revenue	50	-	3,980	3,010
Valuation adjustment on acquired deferred service revenue	1,815	-	9,317	865
Non-GAAP revenues	$239,550	$213,622	$892,309	$797,706

GAAP cost of revenue	$88,712	$81,645	$351,223	$307,305
Amortization of acquired intangible assets on cost of product	(9,395)	(7,541)	(40,948)	(27,938)
Amortization of acquired intangible assets on cost of services	(1,026)	-	(3,760)	-
Valuation adjustment on acquired deferred cost of services	9	109	116	575
Cost of product revenue adjustment (1,2,4)	(225)	(1,359)	(561)	(1,666)
Cost of services revenue adjustment (1,2,3,4)	(707)	(918)	(3,719)	(2,688)
Non-GAAP cost of revenue	$77,368	$71,936	$302,351	$275,588

GAAP gross profit	$148,973	$131,977	$527,789	$486,526
Gross profit adjustments	13,209	9,709	62,169	35,592
Non-GAAP gross profit	$162,182	$141,686	$589,958	$522,118

GAAP operating expenses	$130,237	$116,857	$482,157	$427,498
Research and development (1,2,3)	(768)	(894)	(3,420)	(4,036)
Sales and marketing (1,2,3)	(4,046)	(1,788)	(10,118)	(7,871)
General and administrative (1,2,3)	(1,996)	(2,285)	(8,793)	(8,881)
Amortization of acquired intangible assets	(8,226)	(6,415)	(32,590)	(23,677)
Acquisition related expenses (4)	(498)	(2,204)	(4,846)	(8,403)
Settlement and related expenses	-	(1,383)	(267)	(1,383)
Restructuring expenses	-	-	(1,884)	-
Non-GAAP operating expenses	$114,703	$101,888	$420,239	$373,247

GAAP taxes on Income	$(11,261)	$3,042	$(13,994)	$12,386
Prior years tax provision release and tax adjustments re non-gaap adjustments	17,723	2,347	37,868	12,486
Non-GAAP taxes on income	$6,462	$5,389	$23,874	$24,872

GAAP net income	$32,130	$15,245	$67,894	$57,263
Valuation adjustment on acquired deferred revenue	1,865	-	13,297	3,875
Valuation adjustment on acquired deferred cost of services	(9)	(109)	(116)	(575)
Amortization of acquired intangible assets	18,647	13,956	77,298	51,615
Share-based compensation (1)	5,902	5,886	23,614	21,159
Re-organization expenses (2)	1,714	-	2,460	910
Acquisition related compensation expense (3)	120	126	487	1,832
Acquisition related expenses (4)	504	3,436	4,896	9,644
Settlement and related expenses	-	1,383	267	1,383
Restructuring expenses	-	-	1,884	-
Tax adjustments re non-gaap adjustments	(17,723)	(2,347)	(37,868)	(12,486)
Non-GAAP net income	$43,150	$37,576	$154,113	$134,620

GAAP diluted earnings per share	$0.52	$0.24	$1.09	$0.89

Non-GAAP diluted earnings per share	$0.70	$0.60	$2.48	$2.10

Shares used in computing US GAAP diluted earnings per share	61,483	62,995	62,261	64,241

Shares used in computing Non-GAAP diluted earnings per share	61,483	62,995	62,261	64,241

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2012	2011	2012	2011
	Cost of product revenue	$(225)	$(136)	$(556)	$(374)
	Cost of service revenue	(701)	(894)	(3,600)	(2,548)
	Research and development	(667)	(881)	(2,840)	(2,966)
	Sales and marketing	(2,469)	(1,740)	(7,981)	(7,490)
	General and administrative	(1,840)	(2,235)	(8,637)	(7,781)
		$(5,902)	$(5,886)	$(23,614)	$(21,159)

(2)	Re-organization expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2012	2011	2012	2011
	Cost of product revenue	$-	$-	$-	$(60)
	Cost of service revenue	-	-	(52)	-
	Research and development	-	-	(177)	(141)
	Sales and marketing	(1,558)	-	(2,075)	-
	General and administrative	(156)	-	(156)	(709)
		$(1,714)	$-	$(2,460)	$(910)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		December 31,		December 31,
		2012	2011	2012	2011
	Cost of service revenue	$-	$(15)	$(22)	$(131)
	Research and development	(101)	(13)	(403)	(929)
	Sales and marketing	(19)	(48)	(62)	(381)
	General and administrative	-	(50)	-	(391)
		$(120)	$(126)	$(487)	$(1,832)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2012	2011	2012	2011
	Cost of product revenue	$-	$(1,223)	$(5)	$(1,232)
	Cost of service revenue	(6)	(9)	(45)	(9)
	Research and development	(23)	(15)	(54)	(96)
	Sales and marketing	(52)	(131)	48	(2,311)
	General and administrative	(423)	(2,058)	(4,840)	(5,996)
		$(504)	$(3,436)	$(4,896)	$(9,644)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$103,617	$204,437
Short-term investments	194,934	144,003
Trade receivables	155,426	126,981
Other receivables and prepaid expenses	37,626	43,941
Inventories	13,897	13,404
Deferred tax assets	15,564	10,405

Total current assets	521,064	543,171

LONG-TERM ASSETS:
Marketable securities	146,154	214,136
Other long-term assets	28,676	28,890
Property and equipment, net	41,278	28,299
Other intangible assets, net	228,746	158,153
Goodwill	695,027	609,187

Total long-term assets	1,139,881	1,038,665

TOTAL ASSETS	$1,660,945	$1,581,836

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$20,553	$19,014
Deferred revenues	150,424	160,242
Accrued expenses and other liabilities	212,452	190,372

Total current liabilities	383,429	369,628

LONG-TERM LIABILITIES:
Deferred tax liabilities	58,341	27,766
Other long-term liabilities	28,087	25,798

Total long-term liabilities	86,428	53,564

SHAREHOLDERS' EQUITY	1,191,088	1,158,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,660,945	$1,581,836

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$32,130	$15,245	$67,894	$57,263
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	23,641	18,216	95,859	67,124
Stock based compensation	5,901	5,886	23,612	21,159
Excess tax benefit from share-based payment arrangements	(164)	(5)	(104)	(372)
Net recognized losses (gains) on investments and derivatives	191	831	(558)	2,447
Gain on sale of intangible assets	(452)	-	(1,577)	-
Deferred taxes, net	(4,487)	(43)	(24,168)	(8,775)
Changes in operating assets and liabilities:
Trade Receivables	(14,316)	(3,411)	(11,863)	(20,621)
Other receivables and prepaid expenses	3,382	5,001	3,815	5,812
Inventories	(2,967)	(591)	500	(2,048)
Trade payables	(2,539)	(3,505)	295	(3,743)
Accrued expenses and other current liabilities	2,245	15,679	(17,940)	35,634
Other long-term liabilities	(490)	(10)	(126)	494

Net cash provided by operating activities	42,075	53,293	135,639	154,374

Investing Activities

Purchase of property and equipment	(8,226)	(4,126)	(28,690)	(17,307)
Proceeds from sale of property and equipment	(4)	3	1,006	84
Purchase of investments	(28,707)	(32,393)	(167,883)	(202,768)
Proceeds from investments	40,663	147,003	200,755	376,962
Capitalization of software development costs	31	(300)	(1,110)	(1,150)
Proceeds from sale of intangible assets, net	-	-	1,125	-
Purchase of intangible assets	-	-	-	(3,000)
Payments for acquisitions, net of cash acquired	(9,042)	(78,430)	(164,545)	(143,377)

Net cash provided by (used in) investing activities	(5,285)	31,757	(159,342)	9,444

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	4,730	8,671	30,380	26,751
Purchase of treasury shares	(13,592)	(10,895)	(107,038)	(95,886)
Excess tax benefit from share-based payment arrangements	164	5	104	372

Net cash used in financing activities	(8,698)	(2,219)	(76,554)	(68,763)

Effect of exchange rates on cash and cash equivalents	681	(550)	(563)	(144)

Net change in cash and cash equivalents	28,773	82,281	(100,820)	94,911
Cash and cash equivalents, beginning of period	74,844	122,156	204,437	109,526

Cash and cash equivalents, end of period	$103,617	$204,437	$103,617	$204,437